Exhibit 99.2

BAYTEX ENERGY CORP.

Annual and Special Meeting of Shareholders

held on May 15, 2023

Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the annual and special meeting of holders of common shares ("Baytex Shares") of Baytex Energy Corp. ("Baytex") held on May 15, 2023 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the information circular and proxy statement dated April 3, 2023 (the "Information Circular"). An aggregate of 204,407,281 Baytex Shares (being 37.47% of the Baytex Shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

1.	Ordinary resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve the issuance of up to an aggregate of 323,323,741 Baytex Shares to Ranger Oil Corporation ("Ranger") securityholders pursuant to the agreement and plan of merger dated February 27, 2023 between Baytex and Ranger, as may be amended from time to time (collectively, the "Merger Agreement"), as more particularly described in the Information Circular, such number of Baytex Shares consisting of: (i) up to 311,213,987 Baytex Shares issuable pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares issuable in connection with the conversion of the Ranger convertible awards pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares to account for clerical and administrative matters in accordance with policies of the Toronto Stock Exchange, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the merger.

Votes For		Votes Against
#	%	#	%
174,624,233	95.458	8,309,626	4.542

2.	Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Name of Nominee	#	%	#	%
Mark R. Bly	177,994,215	97.300	4,939,646	2.700
Trudy M. Curran	177,589,205	97.078	5,344,656	2.922
Eric T. Greager	175,881,715	96.145	7,052,146	3.855
Don G. Hrap	173,688,516	94.946	9,245,345	5.054
Angela S. Lekatsas	177,721,878	97.151	5,211,982	2.849
Jennifer A. Maki	177,816,227	97.202	5,117,633	2.798
David L. Pearce	178,327,443	97.482	4,606,417	2.518
Steve D.L. Reynish	174,085,368	95.163	8,848,493	4.837

3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
202,018,930	98.977	2,087,646	1.023

4.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
173,578,999	94.886	9,354,978	5.114